Exhibit 12.1

                                 USX CORPORATION
           COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS
                      TOTAL ENTERPRISE BASIS - (Unaudited)
                              Continuing Operations
           ----------------------------------------------------------
                              (Dollars in Millions)

                              First Quarter
                                  Ended           Year Ended December 31
                                 March 31    --------------------------------
                                1998   1997   1997   1996    1995   1994   1993
                                ----   ----   ----   ----    ----   ----   ----
Portion of rentals
  representing interest         $21     $19    $82    $78     $76    $83    $81
Capitalized interest              9       4     31     11      13     58    105
Other interest and fixed
  charges                        75      85    312    382     452    456    365
Pretax earnings which would
  be required to cover
  preferred stock dividend
  requirements of parent          4       9     20     36      46     49     44
                                ----   ----   ----   ----    ----   ----   ----
Combined fixed charges
  and preferred stock
  dividends (A)                $109    $117   $445   $507    $587   $646   $595
                                ====   ====   ====   ====    ====   ====   ====
Earnings-pretax income
  with applicable
  adjustments (B)              $520    $396  $1745  $1837    $877  $1300   $239
                                ====   ====   ====   ====    ====   ====   ====

Ratio of (B) to (A)            4.77    3.38   3.92   3.62    1.49   2.01    (a)
                                ====   ====   ====   ====    ====   ====   ====


      (a) Earnings did not cover combined fixed charges and preferred stock dividends by $356 million for 1993.
